Exhibit 17.1

GERALD WAYNE HADDOCK

512 Main Street, Suite 1200

Fort Worth, Texas  76102

(817) 885-8390

November 7, 2008

VIA EMAIL

Mr. S. Jeffrey Johnson Chairman and CEO of Cano Petroleum, Inc. 801 Cherry Street, Suite 3200 Fort Worth, TX 76102	Mr. Don W. Niemiec Director of Cano Petroleum, Inc. 3904 Monticello Drive Fort Worth, TX 76107

Mr. Randall Boyd Director of Cano Petroleum, Inc. 2003 Navasota Cove Westlake, TX 76262	Mr. William Powell Director of Cano Petroleum, Inc. 1505 Waterside Drive League, TX 77573

Mr. Robert L. Gaudin Director of Cano Petroleum, Inc. 309 W. 7th Street, Suite 500 Fort Worth, TX 76102	Mr. David Wehlmann Director of Cano Petroleum, Inc. 5726 Morton Road Katy, TX 77493

Dear Board of Directors of Cano Petroleum, Inc.:

I am in receipt of your letter dated October 29, 2008.  While your stated intent therein was to place the comments of my resignation letter in proper context, your letter, surprisingly, deflected the real issue by failing to place those comments in accurate context.  Simply stated, the issue here involves my loss of confidence (along with others) in Mr. Johnson’s leading this company, which has existed and was well-known for a significant period of time before any action by the Nominating and Corporate Governance Committee.

I respectfully disagree with the characterization of me set forth in your letter.  There are many other items that could be addressed in further detail to place my resignation in the proper context, but now is not the time and a letter is not the place to further respond.

As is normally the case when confidence wanes, accountability, additional examination and questioning, and oversight must be undertaken.  I trust this Board will exercise its heightened responsibilities.  However, new management remains the best solution for moving this company forward – in a direction that is in the best interests of the company and its shareholders.

Very truly yours,

/s/ Gerald W. Haddock

Gerald W. Haddock